EXHIBIT 12.1

KNOLOGY, INC.

Computation of ratio of earnings to fixed charges

	Years ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Earnings
Income (Loss) before cumulative effect of change in accounting principle and (provision) benefit for income taxes per statement of operations.	$(104,065,694)	$(119,459,402)	$(1,331,653)	$(87,787,745)	$(75,564,006)	$(37,036,810)	$(32,368,804)
Add:
Portion of rents representative of the interest factor	219,780	242,435	482,866	607,402	1,362,763	587,005	734,551
Interest on indebtedness	39,715,232	42,793,088	36,265,879	29,175,167	31,062,261	15,523,516	1,396,516
Capitalized interest	2,329,000	2,430,453	—	—	—	—	—
Amortization of debt discount	17,638,349	19,739,129	14,609,501	—	—	—	—
Fixed charges of unconsolidated subsidiary	—	—	—	—	—	—	—
Income as adjusted	$(44,163,333)	$(54,254,297)	$50,026,593	$(58,005,176)	$(43,138,982)	$(20,926,289)	$(30,237,737)

Fixed Charges
Portion of rents representative of the interest factor	219,780	242,435	482,866	607,402	1,362,763	587,005	734,551
Interest on indebtedness	39,715,232	42,793,088	36,265,879	29,175,167	31,062,261	15,523,516	1,396,516
Capitalized interest	2,329,000	2,430,453	—	—	—	—	—
Amortization of debt discount	17,638,349	19,739,129	14,609,501	—	—	—	—
Fixed charges of unconsolidated subsidiary	—	—	—	—	—	—	—

Fixed Charges	$59,902,361	$65,205,105	$51,358,246	$29,782,569	$32,425,024	$16,110,521	$2,131,067

Ratio of earnings to fixed charges

Insufficient earnings to cover fixed charges	$104,065,694	$119,459,402	$1,331,653	$87,787,745	$75,564,006	$37,036,810	$32,368,804